STATEMENT OF FINANCIAL CONDITION

Symetra Securities, Inc.
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

SYMETRA®
RETIREMENT | BENEFITS | LIFE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13470

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SYMETRA SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 108TH N.E. SUITE 1200

(No. and Street)

BELLEVUE	WA	98004-5135
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

COLLEEN MURPHY	(425) 256-8189	COLLEEN.MURPHY@SYMETRA.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

1918 EIGHTH AVENUE, SUITE 2900	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)
10/20/1993		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table of Contents



KPMG LLP
Suite 2800
401 Union Street
Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Symetra Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Seattle, Washington
March 7, 2024

Symetra Securities, Inc.
Statement of Financial Condition

	As of December 31, 2023
ASSETS	
Cash and cash equivalents	$ 2,318,077
Accounts and other receivables	624,762
Prepaid expenses	105,499
Total assets	$ 3,048,338
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses – due to affiliates	376,177
Total liabilities	376,177
Commitments and contingencies *(Note 8)*	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	1,565,481
Total stockholder's equity	2,672,161
Total liabilities and stockholder's equity	$ 3,048,338

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly-owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products and registered index-linked annuities for Symetra Life Insurance Company (the Affiliate).

The Company also acts as the broker of record for shareholders of other mutual funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Affiliate is a wholly-owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession revenue and to pay related commission expense. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP), and the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of the financial statement in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statement and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and investments in a money market fund. Demand bank deposits are reported at cost, which approximates fair value. The money market fund is reported at fair value and measured using the net asset value (NAV) practical expedient. As of December 31, 2023, cash and cash equivalents held in a single bank account and money market fund were $1,628,512 and $689,565, respectively.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The money market fund has been classified as a Level 1 instrument..

Accounts and Other Receivables

Accounts and other receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts. The Company maintains an allowance for amounts the Company does not expect to collect. As of December 31, 2023, no allowance for expected credit losses was recorded.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership fees, prepaid FINRA registration fees, and other prepaid operating expenses. These amounts are amortized over the related coverage period.

Subsequent Events

The Company has evaluated subsequent events through March 7, 2024, the date these financial statements were available to be issued.

In February 2024, an asset manager agreement was amended which terminated future other mutual fund revenue beginning in 2024. On March 4, 2024, the Company declared a $500,000 dividend to its Parent. No other events have occurred subsequent to December 31, 2023 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

3. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from distribution and facilitation services provided to shareholders of certain mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to identify performance obligations; determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Asset Management

Mutual fund fee revenue. The Company receives 12b-1 fees and other asset based fees based on a percentage of the daily net asset value of the assets under management, typically determined on a monthly basis. As net asset values are subject to market volatility and investor actions, the related fee revenue is considered fully constrained at the time the performance obligation is completed. The 12b-1 and other asset based fees are recognized on a daily basis but recorded on a monthly basis, when the uncertainty is resolved. In addition to the 12b-1 fees, the Company receives fee revenue earned from mutual funds for which it is the broker of record. The Company's single performance obligation is to facilitate the sale of mutual fund shares to investors, which is considered fulfilled at the time of sale.

Receivables from Contracts with Customers

The balance of mutual fund fee receivable related to contracts with customers as of December 31, 2023 was $621,557. Of this amount, 86% was due from a single asset manager.

4. Related Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred that are directly related to the Company's activities and for its allocated share of operating expenses, as well as for income taxes incurred during the year on its behalf. The amounts due with affiliated companies are generally settled within 30 days. Accounts payable and receivable are aggregated and reported on a net basis for each affiliated entity. As of December 31, 2023, accounts payable to affiliates comprised of $35,485 for income taxes payable and $340,692 for personnel and other administrative expenses.

5. Dividends

During 2023, the Company did not declare or pay dividends to its Parent. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 7.

6. Income Taxes

The Company is generally included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. The method of allocation of federal income tax expense among the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. Intercompany tax balances are settled quarterly. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2019. The Company is not currently subject to any state income tax examinations for separate returns. The consolidated group's income tax return for the year ending December 31, 2021, is under examination by state of Illinois.

Income taxes have been determined using the liability method. The current provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. The Company did not have any tax effects from temporary differences that gave rise to deferred tax assets or liabilities as of December 31, 2023.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2023, the Company has no unrecognized tax benefits and does not expect significant changes within the next year.

7. Net Capital Requirement

Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain a minimum net capital that is equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires the Company's ratio of aggregate indebtedness to net capital to not exceed 1500% of its net capital. As of December 31, 2023, the Company had net

capital of $1,928,109, which was $1,903,031 in excess of its required net capital of $25,078. The ratio of aggregate indebtedness to net capital was 0.20 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

8. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2023, will have a material adverse effect on its financial condition, future operating results, or liquidity.



Symetra Securities, Inc.
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004-5135
www.symetra.com

Symetra® is a registered service mark of Symetra Life Insurance Company.